Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 8 NOVEMBER 6, 2019
GRIFFIN CAPITAL ESSENTIAL ASSET REIT
SUPPLEMENT NO. 8 DATED NOVEMBER 6, 2019
TO THE PROSPECTUS DATED JUNE 17, 2019
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc., formerly known as Griffin Capital Essential Asset REIT II, Inc., dated June 17, 2019, Supplement No. 1 dated June 18, 2019, Supplement No. 2 dated July 5, 2019, Supplement No. 3 dated August 5, 2019, Supplement No. 4 dated August 13, 2019, Supplement No. 5 dated August 23, 2019, Supplement No. 6 dated September 6, 2019, and Supplement No. 7 dated October 3, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our offering;

•
the daily net asset value, or “NAV”, per share, as determined in accordance with our valuation procedures, for each business day from October 1, 2019 through October 31, 2019, for each of our classes of common stock; and

•	clarifications regarding our investment strategies and related policies.
Status of Our Offering
We commenced our follow-on public offering of up to $2.2 billion in shares of our common stock on September 20, 2017, of which up to $2.0 billion in shares will be issued pursuant to our primary offering and up to $0.2 billion in shares will be issued pursuant to our DRP. We are offering to the public four classes of shares of our common stock in our primary offering: Class T shares, Class S shares, Class D shares and Class I shares. The share classes have different selling commissions, dealer manager fees and ongoing distribution fees and eligibility requirements. We are also offering all share classes pursuant to our DRP.
As of November 1, 2019, we had received gross offering proceeds of approximately $66.9 million from the sale of approximately 7.0 million shares in our follow-on offering, including proceeds from our DRP. As of November 1, 2019, approximately $2.1 billion in shares remained available for sale pursuant to our follow-on offering, including shares available for sale through our DRP. Our follow-on offering currently expires on September 20, 2020. However, our board of directors reserves the right to extend the follow-on offering, in certain circumstances, or terminate our follow-on offering at any time prior to September 20, 2020.
Daily Pricing Information (unaudited)
Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from October 1, 2019 through October 31, 2019. During the month of October 2019, the value of our properties increased by approximately $0.04 per share. We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis and utilize interest rate swaps to hedge a portion of our variable rate borrowings. During the month of October 2019, continued volatility in interest rates continued to impact such fair values. The slight change in NAV per share on various days is typically due to rounding. The principal balance of our borrowings is not affected by changes in interest rates, and future increases in interest rates would have a positive impact on the fair value of our fixed rate borrowings and interest rate swaps.

Date	NAV per Share

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA	Class E
October 1, 2019	$9.64	$9.63	$9.62	$9.62	$9.52	$9.52	$9.51	$9.54
October 2, 2019	$9.63	$9.63	$9.62	$9.62	$9.51	$9.51	$9.51	$9.54
October 3, 2019	$9.63	$9.62	$9.61	$9.61	$9.51	$9.51	$9.51	$9.53
October 4-6, 2019	$9.62	$9.62	$9.61	$9.61	$9.50	$9.50	$9.50	$9.53
October 7, 2019	$9.63	$9.62	$9.61	$9.61	$9.50	$9.50	$9.50	$9.53
October 8, 2019	$9.63	$9.62	$9.61	$9.61	$9.51	$9.51	$9.51	$9.53
October 9, 2019	$9.63	$9.62	$9.61	$9.61	$9.50	$9.50	$9.50	$9.53
October 10, 2019	$9.63	$9.63	$9.61	$9.61	$9.51	$9.51	$9.51	$9.53
October 11-14, 2019	$9.64	$9.63	$9.62	$9.62	$9.51	$9.52	$9.51	$9.54
October 15, 2019	$9.65	$9.64	$9.63	$9.63	$9.53	$9.53	$9.52	$9.55
October 16, 2019	$9.65	$9.65	$9.64	$9.64	$9.53	$9.53	$9.53	$9.56
October 17, 2019	$9.65	$9.65	$9.63	$9.63	$9.53	$9.53	$9.52	$9.55
October 18-21, 2019	$9.65	$9.65	$9.64	$9.64	$9.53	$9.53	$9.53	$9.56
October 22-28, 2019	$9.66	$9.65	$9.64	$9.64	$9.53	$9.53	$9.53	$9.56
October 29-30, 2019	$9.66	$9.66	$9.65	$9.65	$9.54	$9.54	$9.53	$9.57
October 31, 2019	$9.66	$9.65	$9.64	$9.64	$9.53	$9.53	$9.53	$9.56
On any business day, our share sales are made based on the day’s applicable NAV per share. On each business day, our NAV per share for each class of common stock is (1) posted on our website, www.gcear.com, (2) made available on our toll-free, automated telephone line, 1-888-926-2688, and (3) made available on www.nasdaq.com.
Clarifications Regarding Our Investment Strategies and Related Policies
The following sections of our prospectus are hereby revised to disclose clarifications regarding our investment strategies and related policies:

•
A new bullet is added following the first paragraph of the “Investment Objectives and Related Policies - Investment Strategy” section of our prospectus to reflect that we also focus on properties of new or recent, Class A construction quality and condition. The corresponding bullet following the second paragraph of the “Investment Objectives and Related Policies - General Acquisition and Investment Policies” is also revised accordingly.

•
In all sections of our prospectus regarding our investment strategy and related policies, all references to tenant creditworthiness are hereby revised to clarify that we seek to secure leases with strong creditworthy tenants.